                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K



(Mark One)
    [x]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997


                                       OR


    [ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

                        Commission file number 333-36841



                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN



                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            WORTHINGTON FOODS, INC.
                             900 PROPRIETORS ROAD
                             WORTHINGTON, OH 43085










                      Index to Exhibits appears on Page 14
                               Page 1 of 15 pages

                              REQUIRED INFORMATION
                              --------------------


The following financial statements and schedules for The Worthington Foods Tax Savings and Profit Sharing Plan are being filed herewith:

                                          Description                                                 Page No.
                                          -----------                                                 --------

Signature                                                                                                 3

Report of Independent Auditors                                                                            4

Financial Statements:

     Statements of Assets Available for Plan Benefits
         as of December 31, 1997 and 1996                                                               5 - 6

     Statements of Changes in Assets Available for Plan Benefits                                        7 - 8
         for the years ended December 31, 1997 and 1996

     Notes to the Financial Statements                                                                 9 - 11

Supplemental Schedules:

     Line 27(a) - Schedule of Assets Held for Investment Purposes
          as of December 31, 1997                                                                        12

     Line 27(d) - Schedule of Reportable Transactions for the year                                       13
          ended December 31, 1997


Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included here are not applicable to The Worthington Foods Tax Savings and Profit Sharing Plan.


Index to Exhibits                                                                                        14

   Exhibit 1 - Consent of Ernst & Young LLP, Independent Auditors                                        15

                                   SIGNATURES
                                   ----------


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   THE WORTHINGTON FOODS TAX SAVINGS AND
                                   PROFIT SHARING PLAN

Date: June 26, 1998                /s/Dale E. Twomley
      -------------                ---------------------------------------------
                                   President and Chief Executive Officer

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
The Worthington Foods Tax Savings and Profit Sharing Plan

We have audited the accompanying statements of assets available for plan benefits of The Worthington Foods Tax Savings and Profit Sharing Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of assets available for plan benefits and the statements of changes in assets available for plan benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP


June 5, 1998

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN
                STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1997


                                                                             GROWTH     RETIREMENT
                                                  MAGELLAN      BALANCED    AND INCOME     MONEY      INTERMEDIATE   BLUE CHIP
                                       TOTAL        FUND          FUND         FUND     MARKET FUND     BOND FUND       FUND
                                     ----------------------------------------------------------------------------------------
ASSETS

Investments:
   Mutual funds                      $7,074,771   $1,509,319   $  829,046   $2,004,475   $  478,052   $   20,353   $2,184,164

   Worthington Foods, Inc.
      common stock                      151,222            -            -            -            -            -            -

   Loans to participants                133,462            -            -            -            -            -            -

Receivables:

   Contribution--employer               312,590       52,345       39,709       79,408       49,613        5,574       74,861

   Contribution--employee                52,958        8,916        6,916       15,993        4,186          830       14,843
                                     ----------------------------------------------------------------------------------------

Assets available for plan benefits   $7,725,003   $1,570,580   $  875,671   $2,099,876   $  531,851   $   26,757   $2,273,868
                                     ========================================================================================

                                                                   EMERGING
                                       OVERSEAS    LOW-PRICED       GROWTH      WORTHINGTON     LOAN
                                          FUND     STOCK FUND        FUND       FOODS FUND      FUND
                                     --------------------------------------------------------------------
ASSETS

Investments:
   Mutual funds                      $       991   $    19,012   $    29,359   $         -   $         -
   Worthington Foods, Inc.
      common stock                             -             -             -       151,222             -

   Loans to participants                       -             -             -             -       133,462

Receivables:

   Contribution--employer                      -         1,021           470         9,589             -

   Contribution--employee                      -           293           169           812             -
                                     --------------------------------------------------------------------

Assets available for plan benefits   $       991   $    20,326   $    29,998   $   161,623   $   133,462
                                     =====================================================================

The accompanying notes are an integral part of the financial statements.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN
          STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                                DECEMBER 31, 1996


                                                                                              RETIREMENT
                                                     MAGELLAN       BALANCED    GROWTH AND       MONEY
                                         TOTAL         FUND           FUND      INCOME FUND   MARKET FUND
                                      ----------------------------------------------------------------------
ASSETS
Investments:
     Mutual funds                     $5,199,733    $1,162,597    $  669,469    $1,306,619    $  458,156
     Loans to participants               110,600             -             -             -             -

Receivables:
     Contribution-employer                53,909        10,092         8,237        12,597         8,058
     Contribution-employee                40,085         7,498         5,303        10,795         3,128
                                      ----------------------------------------------------------------------
Assets available for plan benefits    $5,404,327    $1,180,187    $  683,009    $1,330,011    $  469,342
                                      ======================================================================




                                      INTERMEDIATE  BLUE CHIP
                                       BOND FUND       FUND       LOAN FUND
                                      --------------------------------------
ASSETS
Investments:
     Mutual funds                     $   14,107    $1,588,785    $        -
     Loans to participants                     -             -       110,600

Receivables:
     Contribution-employer                   653        14,272             -
     Contribution-employee                   493        12,868             -
                                      --------------------------------------
Assets available for plan benefits    $   15,253    $1,615,925    $  110,600
                                      ======================================



The accompanying notes are an integral part of the financial statements.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1997


                                                                                     GROWTH          RETIREMENT
                                                       MAGELLAN       BALANCED     AND INCOME          MONEY        INTERMEDIATE
                                       TOTAL             FUND          FUND           FUND           MARKET FUND      BOND FUND
                                    ------------------------------------------------------------------------------------------------
ADDITIONS

Contributions:

   Employee                         $   802,516     $   198,399     $    90,055     $   233,119     $    54,208     $    12,648

   Employer                             445,545          78,524          58,404         112,769          64,270           7,851
                                    ------------------------------------------------------------------------------------------------
                                      1,248,061         276,923         148,459         345,888         118,478          20,499


Investment income                       438,598         101,212         100,889          93,401          23,138           1,356

DEDUCTIONS

Benefits paid                          (334,691)        (53,144)        (34,086)        (21,202)       (163,624)           (141)

Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments         968,708         222,037          52,093         347,467               -             181


Fund transfers                                -        (156,635)        (74,693)          4,311          84,517         (10,391)
                                    ------------------------------------------------------------------------------------------------

Net increase                          2,320,676         390,393         192,662         769,865          62,509          11,504

Assets available for plan
   benefits at beginning of year      5,404,327       1,180,187         683,009       1,330,011         469,342          15,253

                                    ------------------------------------------------------------------------------------------------

Assets available for plan
  benefits at end of year           $ 7,725,003     $ 1,570,580     $   875,671     $ 2,099,876     $   531,851     $    26,757
                                    ================================================================================================

                                                                                     EMERGING
                                      BLUE CHIP       OVERSEAS       LOW-PRICED        GROWTH         WORTHINGTON       LOAN
                                        FUND            FUND         STOCK FUND         FUND          FOODS FUND        FUND
                                    ------------------------------------------------------------------------------------------
ADDITIONS

Contributions:

   Employee                         $   211,309     $         -     $       581     $       322     $     1,875    $         -

   Employer                             112,137               -           1,070             492          10,028              -
                                    ------------------------------------------------------------------------------------------
                                        323,446               -           1,651             814          11,903              -


Investment income                       111,997              49             449           5,860             247              -

DEDUCTIONS

Benefits paid                           (62,494)              -               -               -               -              -

Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments         348,528             (58)           (284)         (5,955)          4,699              -


Fund transfers                          (63,534)          1,000          18,510          29,279         144,774         22,862
                                    ------------------------------------------------------------------------------------------

Net increase                            657,943             991          20,326          29,998         161,623         22,862

Assets available for plan
   benefits at beginning of year      1,615,925               -               -               -               -        110,600

                                    ------------------------------------------------------------------------------------------

Assets available for plan
  benefits at end of year           $ 2,273,868     $       991     $    20,326     $    29,998     $   161,623    $   133,462
                                    ==========================================================================================


The accompanying notes are an integral part of the financial statements.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1996

                                                                                                       RETIREMENT
                                                       MAGELLAN         BALANCED       GROWTH AND        MONEY
                                         TOTAL           FUND             FUND        INCOME FUND      MARKET FUND
                                      ------------------------------------------------------------------------------
ADDITIONS
Contributions:
   Employee                           $   635,084     $   132,363     $    78,040     $   168,756     $    53,265
   Employer                               156,961          30,544          24,055          37,077          20,196
                                      ------------------------------------------------------------------------------
                                          792,045         162,907         102,095         205,833          73,461

Investment income                         392,186         158,774          31,101          65,331          23,266

DEDUCTIONS
Benefits paid                            (257,772)        (14,442)        (48,713)        (54,624)        (79,402)

Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments           226,612         (39,337)         27,689         144,905               -
Fund transfers                                  -           3,296         (32,289)         18,825          (7,722)
                                      ------------------------------------------------------------------------------
Net increase                            1,153,071         271,198          79,883         380,270           9,603

Assets available for plan benefits
   at beginning of year                 4,251,256         908,989         603,126         949,741         459,739
                                      ------------------------------------------------------------------------------
Assets available for plan benefits
   at end of year                     $ 5,404,327     $ 1,180,187     $   683,009     $ 1,330,011     $   469,342
                                      ==============================================================================



                                       INTERMEDIATE   BLUE CHIP
                                       BOND FUND        FUND           LOAN FUND
                                      -------------------------------------------
ADDITIONS
Contributions:
   Employee                           $     4,954     $   197,706  $            -
   Employer                                 1,464          43,625               -
                                      -------------------------------------------
                                            6,418         241,331               -

Investment income                             499         113,215               -

DEDUCTIONS
Benefits paid                                   -         (60,591)              -

Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments              (162)         93,517               -
Fund transfers                              2,851          (2,929)         17,968
                                      -------------------------------------------
Net increase                                9,606         384,543          17,968

Assets available for plan benefits
   at beginning of year                     5,647       1,231,382          92,632
                                      -------------------------------------------
Assets available for plan benefits
   at end of year                     $    15,253     $ 1,615,925     $   110,600
                                      ===========================================

The accompanying notes are an integral part of the financial statements.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


1.   SIGNIFICANT ACCOUNTING POLICIES

     The accounts of The Worthington Foods Tax Savings and Profit Sharing Plan (the Plan) are maintained on the accrual basis of accounting.

     Investments are accounted for at market value based on the closing market price for investments on the last day of the year. Realized gains or losses on investments is the difference between the proceeds received and the average cost of investments sold. Unrealized appreciation in fair value of investments is the net change in the difference between fair value and the cost of investments and is reflected in the statement of changes in assets available for plan benefits as realized and unrealized appreciation in fair value of investments. Individual investments that represent 5% or more of the fair value of Plan assets are displayed separately in the financial statements.

     All administrative expenses are borne by Worthington Foods, Inc. (the Company).

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2.   DESCRIPTION OF THE PLAN

     The following description of the Plan provides only general information. Participants should refer to The Worthington Foods Tax Savings and Profit Sharing Summary Plan Description for a complete description of the Plan.

     The Plan was amended and restated as of October 1, 1997. Significant changes made to the Plan include the addition of the Worthington Foods fund, a unitized employer stock fund, as an investment option; an increase in the employer matching contribution; and changes in the vesting provisions for employer discretionary contributions. The amendments did not have a significant effect on plan assets.

     The Plan is a defined contribution plan covering all employees except those covered by a collective bargaining agreement retirement plan. Full time employees 21 years of age or older are eligible to participate on the first day of the calendar quarter following their date of employment.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN

2.   DESCRIPTION OF THE PLAN (CONTINUED)

     Participating employees may contribute up to 15% of their salaries or wages to the Plan. Worthington Foods, Inc. makes matching contributions equal to 50% of the participating employee's elective deferral. This company match is limited to the first 4% of each participant's salary or wages that is deferred. Upon the discretion of Worthington Foods, Inc., all eligible employees may also receive a discretionary profit-sharing contribution.

     Plan participants have the ability to direct their contributions to various Fidelity Management Trust Company investment funds, including the Worthington Foods fund, a fund which invests primarily in the stock of Worthington Foods, Inc., the Plan sponsor. The matching contributions and discretionary profit sharing contributions are allocated to the various funds in the same proportion as the participant contributions.

     Earnings of the Plan are allocated to individual participants' accounts based on the ratio of the participant's account balance in the respective fund to the total fund balance as of the valuation date.

     Employee and employer matching contributions are 100% vested. Employer discretionary profit sharing contributions are 100% vested if the employee was employed by Worthington Foods prior to October 1, 1997. If the employee was hired after October 1, 1997, the following vesting schedule applies:

                                                     PERCENTAGE VESTED
              YEARS OF SERVICE                       AND NONFORFEITABLE
              ---------------------------------------------------------
              Less the 3 years                              0%
              3 years                                      20%
              4 years                                      40%
              5 years                                      60%
              6 years                                      80%
              7 or more years                             100%

     Upon retirement, death, disability or termination of service, or plan termination, participants' accounts will be distributed in the form of a lump sum payment.

     Employees are not subject to federal income tax on employer contributions and matching contributions, investment income and gains (losses) on investments credited to the employees' accounts, until such accounts are withdrawn pursuant to Section 401(k) of the Internal Revenue Code. In some cases, if funds are distributed prior to retirement there may be a 10% distribution penalty.

            THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN

3.   INCOME TAX STATUS

     The Internal Revenue Service (IRS) ruled on March 27, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan sponsor has requested a determination letter from the IRS to rule on the October 1, 1997 amendment and restatement of the Plan.


4.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     At December 31, 1997 and 1996 the amount of assets allocated to participants who have elected to withdraw from the plan but have not been paid is $10,494 and $580,803, respectively.


5.   YEAR 2000 ISSUE (UNAUDITED)

     The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

           THE WORTHINGTON FOODS TAX SAVINGS AND PROFIT SHARING PLAN

           LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997


         IDENTITY OF ISSUE, BORROWER,                   DESCRIPTION OF                               CURRENT
            LESSOR OR SIMILAR PARTY                      INVESTMENT                   COST            VALUE
-------------------------------------------------------------------------------------------------------------------

Fidelity Management Trust Company,
   Boston, Massachusetts                         Magellan Fund
                                                    15,843 shares                   $1,218,601         $1,509,319
                                                 Balanced Fund
                                                    54,292 shares                      735,913            829,046
                                                 Growth and Income Fund
                                                    52,611 shares                    1,375,439          2,004,475
                                                 Retirement Money Market Fund
                                                    478,052 shares                     478,052            478,052
                                                 Intermediate Bond Fund
                                                    2,001 shares                        20,126             20,353
                                                 Blue Chip Fund
                                                    55,351 shares                    1,596,507          2,184,164
                                                 Overseas Fund
                                                     30 shares                           1,049                991
                                                 Low-Priced Stock Fund
                                                     765 shares                         19,926             19,012
                                                 Emerging Growth Fund
                                                     1,236 shares                       35,314             29,359
                                                 Worthington Foods, Inc.
                                                 10,040 shares common stock
                                                                                       146,061            151,222
Loans to participants, maturing from             Various interest rates
   May 1998 to June 2007                             ranging from 8% to 12.95%
                                                                                             -            133,462
                                                                              -------------------------------------

                                                                                    $5,626,988         $7,359,455
                                                                              =====================================

         THE WORTHINGTON FOODS, INC. TAX SAVINGS AND PROFIT SHARING PLAN
                  LINE 27D--SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997




                                             DESCRIPTION            PURCHASE         SELLING      LEASE
    IDENTITY OF PARTY INVOLVED                 OF ASSET               PRICE           PRICE       RENTAL
-----------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5% of plan assets.
----------------------------------------------------------------------
  Fidelity Management Trust Co.,     Magellan Fund
       Boston, Massachusetts         42 purchases                     $374,427      $       -    $        -
                                     19 sales                                -        249,741             -

                                     Growth and Income Fund
                                     47 purchases                      509,313              -             -
                                     22 sales                                -        158,924             -

                                     Balanced Fund
                                     35 purchases                      236,396              -             -
                                     18 sales                                -        128,912             -

                                     Blue Chip Fund
                                     40 purchases                      422,792              -             -
                                     21 sales                                -        175,941             -

                                     Retirement Money Market Fund
                                     40 purchases                      241,950              -             -
                                     23 sales                                -        222,054             -


                                                                                                         CURRENT VALUE
                                                                       EXPENSES                           OF ASSET ON
                                             DESCRIPTION             INCURRED WITH                        TRANSACTION      NET GAIN
    IDENTITY OF PARTY INVOLVED                 OF ASSET               TRANSACTION     COST OF ASSET           DATE          (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5% of plan assets.
----------------------------------------------------------------------
  Fidelity Management Trust Co.,     Magellan Fund
       Boston, Massachusetts         42 purchases                      $      -         $374,427            $374,427      $       -
                                     19 sales                                 -          209,473             249,741         40,268

                                     Growth and Income Fund
                                     47 purchases                             -          509,313             509,313              0
                                     22 sales                                 -          120,024             158,924         38,900

                                     Balanced Fund
                                     35 purchases                             -          236,396             236,396              -
                                     18 sales                                 -          113,388             128,912         15,524

                                     Blue Chip Fund
                                     40 purchases                             -          422,792             422,792              -
                                     21 sales                                 -          129,862             175,941         46,079

                                     Retirement Money Market Fund
                                     40 purchases                             -          241,950             241,950              -
                                     23 sales                                 -          222,054             222,054              -

There were no category (i), (ii) or (iv) reportable transactions during 1997.

                              THE WORTHINGTON FOODS
                       TAX SAVINGS AND PROFIT SHARING PLAN
                           ANNUAL REPORT ON FORM 11-K


                     For fiscal year ended December 31, 1997



                              INDEX TO THE EXHIBITS
                              ---------------------

     Exhibit Number                   Description                                   Page Number
     --------------                   -----------                                   -----------

            1             Consent of Ernst & Young LLP, Independent Auditors             15